Notice to Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04012053

04 JAN 13 AM 7:21

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 15 December 2003

SUPPL

ORK – Transfer of own shares to employees

With reference to the notice to Oslo Stock Exchange dated 17.11.2003 regarding Orkla's offer to its employees to buy Orkla-shares. Today Orkla has transferred 201,100 Orkla-shares to its employees.

After this transaction Orkla owns 7,720,183 Orkla-shares. Orkla has also issued a total of 2,040,500 options. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

dlw 1/13

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04 JAN 13 AM 7:21

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 11 December 2003

ORK – Notification

With reference to the notice to Oslo Stock Exchange from Rasmussengruppen AS today, regarding withdrawal of all the reservations of the offer to buy all shares in Avantor ASA, Orkla hereby notifies that Orkla has today sold all its 1,129,878 Avantor-shares, corresponding to 5.82 % of the share capital.